Filed by CenturyLink, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended

Subject Company: Savvis, Inc.
Commission File No.: 000-29375

News Release
FOR IMMEDIATE RELEASE:	FOR MORE INFORMATION CONTACT:
July 12, 2011	CenturyLink: Debra Peterson 913-323-4881 debra.d.peterson@centurylink.com
Savvis: Justin Lopinot 314-628-7053 justin.lopinot@savvis.com

Federal Communications Commission Approves CenturyLink-Savvis Merger

MONROE, La., and ST. LOUIS – The Federal Communications Commission (FCC) today approved the pending merger between CenturyLink, Inc. (NYSE: CTL) and Savvis, Inc. (NASDAQ: SVVS). The merger previously received an early termination notice under the Hart-Scott-Rodino Act from the Department of Justice and the Federal Trade Commission.

“We are pleased to receive the FCC’s approval and appreciate the Commission’s prompt review of our request,” said Glen F. Post, III, chief executive officer and president of CenturyLink. “The combination of CenturyLink’s hosting and network assets with Savvis’ proven solutions in colocation, managed hosting and cloud services substantially enhances CenturyLink’s data services capabilities and provides the company with a solid platform for future growth.”

“By leveraging CenturyLink’s leading network capabilities and relationships with businesses across the United States, Savvis is positioned for leadership in meeting the growing customer demand for outsourced IT and cloud services, and can deliver these services to a broader base of customers at an accelerated pace,” said James E. Ousley, chairman and chief executive officer of Savvis. “We look forward to using our world-class platform to provide customers with innovative solutions to meet the challenges of today, tomorrow and many years to come.”

The companies expect to begin combining operations later this year. This integrated hosting business, which will operate under the Savvis brand for the foreseeable future, will be based in St. Louis and led primarily by key members of the Savvis leadership team, including Ousley, who will head the unit.

About CenturyLink

CenturyLink is the third largest telecommunications company in the United States. The company provides broadband, voice and wireless services to consumers and businesses across the country. It also offers advanced entertainment services under the CenturyLinkTM PrismTM TV and DIRECTV brands. In addition, the company provides data, voice and managed services to business, government and wholesale customers in local, national and select international markets through its high-quality advanced fiber optic network and multiple data centers. CenturyLink is recognized as a leader in the network services market by key technology industry analyst firms. CenturyLink’s customers range from Fortune 500 companies in some of the country’s largest cities to families living in rural America. Headquartered in Monroe, La., CenturyLink is an S&P 500 company and is included among the Fortune 500 list of America’s largest corporations. For more information, visit www.centurylink.com.

About Savvis

Savvis (NASDAQ:SVVS) is a global leader in cloud infrastructure and hosted IT solutions for enterprises. Nearly 2,500 unique clients, including more than 30 of the top 100 companies in the Fortune 500, use Savvis to reduce capital expense, improve service levels and harness the latest advances in cloud computing. For more information, please visit www.Savvis.com.

Cautionary Statements Regarding Forward Looking Information

Except for the historical and factual information contained herein, the matters set forth in this press release, including statements regarding the expected timing and benefits of the acquisition, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Savvis’ reports filed with the Securities and Exchange Commission (SEC). You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink has filed, and the SEC has declared effective, a registration statement on Form S-4. The registration statement includes a prospectus of CenturyLink that also constitutes a proxy statement of Savvis. The definitive Proxy Statement/Prospectus, dated as of June 10, 2011, contains important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read carefully the definitive Proxy Statement/Prospectus because it contains important information. Investors and security holders may obtain free copies of the definitive Proxy Statement/Prospectus and all other documents filed with the SEC by CenturyLink and Savvis through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’s website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’ website at www.savvis.com or by contacting Savvis Investor Relations at (314) 628-7433.

Participants in the Acquisition of Savvis

CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis’ directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus described above. You can obtain free copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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